UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-6747

a.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road      Mansfield, Ohio 44903

The Exhibit Index is located on Page 16

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the reports of Meaden & Moore, Ltd. and Ernst & Young LLP) are filed as part of this annual report:

1)	Statements of Net Assets Available for Benefits-December 31, 2013 and 2012

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2013

3)	Schedule of Assets (Held at End of Year)

B)	The following exhibits are filed as part of this annual report:

(23.1)	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm

(23.2)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

The Gorman-Rupp Company 401(k) Plan

December 31, 2013 and 2012, and Year Ended December 31, 2013

With Reports of Independent Registered Public Accounting Firms

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements

and Supplemental Schedules

December 31, 2013 and 2012, and

Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Gorman-Rupp Company

Mansfield, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2013, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Gorman-Rupp Company 401(k) Plan as of and for the year ended December 31, 2012, were audited by other auditors whose report dated June 26, 2013, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held At End of Year as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

Certified Public Accountants

June 27, 2014

Cleveland, Ohio

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Gorman-Rupp Company

We have audited the accompanying statement of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Gorman-Rupp Company 401(k) Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 26, 2013

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments	$56,067,006	$48,259,329
Receivables:
Notes receivable from participants	$1,393,442	$1,333,023

Net assets available for benefits, at fair value	$57,460,448	$49,592,352

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment income:
Net appreciation in fair value of investments	$8,740,991
Interest and dividends	1,601,325

10,342,316

Interest income on notes receivable from participants	44,131

Contributions
Participants	2,636,406
Employer	1,031,383
Rollovers	34,465

Total Contributions	3,702,254

Total Additions	14,088,701

Deductions
Benefits paid to participants	6,220,605

Net increase	7,868,096

Net assets available for benefits:
Beginning of year	49,592,352

End of year	$57,460,448

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012, and

Year Ended December 31, 2013

1. Description of the Plan

The following description of The Gorman–Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman–Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. Bank of America Merrill Lynch is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). New York Life Investment Management was trustee for the Plan from January 1, 2012 through June 30, 2013, at which time the assets were transferred to Bank of America Merrill Lynch.

Contributions

Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.

Full-time employees are eligible to participate in the Plan upon hiring. The additional Company contribution for employees hired on or after January 1, 2008 has a 90 day waiting period.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan (including the employer match contributions which are invested in the Gorman-Rupp Stock Fund), based on the value of their account on the immediately preceding valuation date. Rollovers are currently allowed by the Plan.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2013 and 2012 were $1 and $6,940, respectively.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal at the date of loan origination. Principal and interest is paid ratably through payroll deductions.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death. Participants may also receive payments upon reaching the age of 59 1⁄2 or with proof of hardship as determined by the Plan Administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurements (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from corroborated by observable market data by correlation or other means

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting and disclosure of transactions and events that affect the financial statement.

3. Investments

During 2013, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Common stock	$5,851,702
Shares of registered investment companies	2,889,289

$8,740,991

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2013	2012
The Gorman-Rupp Company Stock Fund	$19,299,927	$15,738,010
Nuveen Dividend Value Class 1	3,582,827	N/A
FFI Institutional Fund	4,826,827	N/A
Lord Abbett Total Return Fund Class 1	4,185,369	N/A
Columbia Balanced Fund Class R4	3,822,087	N/A
NYL Money Market Account	N/A	5,986,447

4. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the plan.

Fair Value for Level 1 is based upon quoted market prices of common stock, money market and mutual funds.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

4. Fair Value Measurement (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$19,299,927	$—	$—	$19,299,927
Mutual Funds:
U.S. equities	12,268,671	—	—	12,268,671
International equities	5,184,429	—	—	5,184,429
Other	7,495,960			7,495,960
Fixed Income	6,991,192	—	—	6,991,192
Money Market Fund	4,826,827	—	—	4,826,827

Total assets at fair value	$56,067,006	$—	$—	$56,067,006

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$15,738,010	$—	$—	$15,738,010
Mutual Funds:
U.S. equities	14,763,898	—	—	14,763,898
International equities	2,750,236	—	—	2,750,236
Fixed Income	8,832,550	—	—	8,832,550
Money Market Fund	6,174,635	—	—	6,174,635

Total assets at fair value	$48,259,329	$—	$—	$48,259,329

5. Party in Interest Transactions

The investments held in The Gorman-Rupp Company Stock Fund received dividends on the shares from the Plan Sponsor.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

6. Administrative Costs

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

7. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company Stock Fund of $19,299,927 or 34.4% of net assets as of December 31, 2013.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 23, 2012, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has subsequently been amended; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990 Plan Number: 005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	The Gorman-Rupp Company Stock Fund	Stock Fund	N/A	$19,299,927
	FFI Institutional Fund	Money Market Fund	N/A	4,826,827
	American Capital World Bond Fund Class R-6	Mutual Fund	N/A	498,217
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	N/A	2,755,982
	First Eagle Global Fund Class 1	Mutual Fund	N/A	804,161
	Prudential Jennison Mid-Cap Growth Fund Class Z	Mutual Fund	N/A	57,512
	PIMCO Low Duration Fund Class 1	Mutual Fund	N/A	679,279
	American Century Equity Growth Fund Class 1	Mutual Fund	N/A	1,283,462
	DFA US Small Cap Portfolio Fund Class Institutional	Mutual Fund	N/A	2,250,518
	Nuveen Dividend Value Class 1	Mutual Fund	N/A	3,582,827
	John Hancock Disciplined Value Mid Cap Fund Class Institutional	Mutual Fund	N/A	1,896,469
	Putnam Dynamic Asset Allocation Conservative Fund Class Y	Mutual Fund	N/A	1,603,937
	Principal Investors Real Estate Securities Fund Institutional Fund	Mutual Fund	N/A	608,842
	Lord Abbett Total Return Fund Class 1	Mutual Fund	N/A	4,185,369
	Oppenheimer Global Fund Class Y	Mutual Fund	N/A	2,097,392
	JPMorgan Market Expansion Enhanced Index Fund Select Class	Mutual Fund	N/A	2,026,702
	American Century Strategic Allocation Aggressive Fund Class 1	Mutual Fund	N/A	1,265,325
	Parametric Emerging Market Fund Class Institutional	Mutual Fund	N/A	331,055
	Columbia Strategic Income Fund Class R4	Mutual Fund	N/A	1,628,327
	Columbia Balanced Fund Class R4	Mutual Fund	N/A	3,822,087
	Franklin Growth Fund Advisor Class	Mutual Fund	N/A	562,339
	Pending Settlement Fund	Mutual Fund	N/A	450
*	Notes Receivable From Participants	At interest rates ranging from 3.25% to 6.75% with maturity dates through 2033	N/A	1,393,442

				$57,460,448

*	Indicates party in interest to the plan

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990            Plan Number: 005

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2013

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii)-Series of transactions in excess of 5% of Plan assets

NYLIM	NYL Mainstay Money Market Fund		$5,505,017	$5,505,017	$5,505,017	$0
NYLIM	NYL Mainstay Money Market Fund		$7,118,608	$7,118,608	$7,118,608	$0

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2013

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

By: The Gorman-Rupp Company, as Plan Administrator

Date: June 27, 2014	By:	/s/ Jeffrey S. Gorman
Jeffrey S. Gorman, President and Chief Executive Officer

Date: June 27, 2014	By:	/s/ Wayne L. Knabel
Wayne L. Knabel, Chief Financial Officer and Treasurer

Date: June 27, 2014	By:	/s/ Brigette A. Burnell
Brigette A. Burnell, Corporate Counsel and Secretary

Date: June 27, 2014	By:	/s/ Lee A. Wilkins
Lee A. Wilkins, Vice President Human Resources

Date: June 27, 2014	By:	/s/ Ronald D. Pittenger
Ronald D. Pittenger, Vice President, Assistant Treasurer, Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm